Exhibit 99.1

news release
Encana reaches benchmark upstream investment agreement
with Oregon natural gas utility
Calgary, Alberta (May 2, 2011) — Encana Oil & Gas (USA) Inc., a subsidiary of Encana Corporation (TSX, NYSE: ECA), has completed a benchmark upstream joint-venture development agreement with Northwest Natural Gas Company (NYSE: NWN), a Portland, Oregon-based natural gas distributor. The Public Utility Commission of Oregon recently approved the agreement that will see Northwest Natural invest about US$250 million over the next five years to earn a working interest in certain sections of Encana’s Jonah field in Wyoming. The arrangement provides NW Natural with secure, reliable and economic supplies of natural gas for a portion of the needs of its 674,000 customers.
“This is a landmark agreement and regulatory step that we believe will open the door for future upstream investment by utilities seeking price stability for their customers — transactions that are backed by utility ratepayers and supported by regulators as prudent investments. As a leading producer, Encana has heard end-users’ requests for structures that provide long-term price security, and under this agreement, we are able to achieve both our customer’s goal and efficiently advance the development of a portion of the Jonah field,” said Renee Zemljak, Encana’s Executive Vice-President, Midstream, Marketing & Fundamentals.
An innovative supply model for a utility
Traditionally, utilities have purchased natural gas on short-term contracts from wholesale markets, with customers subject to fluctuating prices. Under this transaction, in order to reduce price uncertainty for consumers, NW Natural will invest approximately $45 million to $55 million per year for the next five years earning a working interest in certain sections of Jonah natural gas field. This direct producer-utility deal helps secure long-term natural gas supply for NW Natural at the cost of production rather than at future market prices.
“This agreement and the commission’s order represent a lot of hard work by a lot of parties over a short period of time, and we are pleased the commission approved the transaction,” said NW Natural President and Chief Executive Officer Gregg Kantor. “This is a terrific outcome for both customers and shareholders.”
“This transaction is another of Encana’s many joint-venture arrangements that provide attractive investment opportunities and reliable, economic supplies of natural gas to a variety of counterparties. These transactions help serve our customers’ needs and accelerate the value recognition of Encana’s enormous resource potential,” Zemljak said.
Joint ventures attract more than $840 million to Encana lands in 2011; other joint ventures available
In the past few years, Encana has established numerous joint ventures in Canada and the U.S., many that involve other natural gas producers, as well as industrial firms and national oil companies. In 2011, joint ventures are expected to result in about $840 million of additional capital investment on Encana lands. Encana recently announced plans to attract new joint venture partners on selected assets in the Horn River basin and its Greater Sierra lands. Encana is also offering an acquisition opportunity for a portion of its producing Greater Sierra resource play. This new joint venture initiative builds on previous announcements of a farm-out agreement with Kogas Canada Ltd., a subsidiary of Korea Gas Corporation, in the Horn River and Montney formations and a planned joint venture and acquisition by PetroChina International Investment Company Limited of a 50 percent interest in Encana’s Cutbank Ridge business assets. RBC Capital Markets and Jefferies & Company, Inc. have been retained by Encana to conduct the potential joint venture and divestiture processes on the Horn River and Greater Sierra assets.

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Encana Corporation
Encana is a leading North American natural gas producer that is focused on growing its strong portfolio of natural gas resource plays in key basins from northeast British Columbia to Texas and Louisiana. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
NW Natural (NYSE: NWN) is headquartered in Portland, Ore., and provides safe, reliable, cost-effective natural gas service to about 674,000 residential, commercial, and industrial customers through 15,000 miles of mains and service lines in western Oregon and southwestern Washington. It is the largest independent natural gas utility in the Pacific Northwest. The company has approximately $2.6 billion in total assets. The company operates and owns 16 Bcf of underground storage capacity in Mist, Ore., and also operates the designed 20 Bcf Gill Ranch underground storage facility in California, in which it owns a 75 percent undivided interest. Together, NW Natural and its subsidiaries currently own and operate underground gas storage facilities with designed storage capacity of approximately 31 Bcf in Oregon and California. Additional information is available at www.nwnatural.com.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: the anticipated impact of the joint venture transaction described in this news release on Encana Oil & Gas (USA) Inc., Northwest Natural Gas Company and its ratepayers, the projected investments to be made under the transaction; the potential beneficial effects of the transaction; and the potential for additional capital investments; including anticipated amounts thereof, which may be obtained by Encana currently planned and potential additional joint venture and sale transactions including the transaction involving PCIICL. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: the risk that the planned transaction with Northwest Natural Gas Company is not completed; the risk that the potential benefits of the transaction will not be realized; volatility of and assumptions regarding commodity prices; product supply and demand; market competition; imprecision of reserves and resources estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources; marketing margins; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.

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Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, Encana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:	Media contact:
Ryder McRitchie	Alan Boras
Vice-President, Investor Relations	Vice-President, Media Relations
(403) 645-2007	(403) 645-4747

Lorna Klose	Carol Howes
Manager, Investor Relations	Manager, Media Relations
(403) 645-6977	(403) 645-4799

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